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APR 18 2022

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SEC FILE NUMBER
8-10075

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: C.A. Botzum & Co.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18321 Hillcrest Ave

(No. and Street)

Villa Park,	CA	92861
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Botzum	(714) 771-6977	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles Botzum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of C.A. Botzum & Co., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

AMY L. HAGIU
Notary Public - California
Los Angeles County
Commission # 2368103
My Comm. Expires Jul 27, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholders of C. A. Botzum & Co.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C. A. Botzum & Co. (the "Company") as of December 31, 2021, the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
April 11, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

C.A. BOTZUM & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Assets

Assets		
Cash	$	20,036
Cash segregated under Federal and other regulations		4,963
Due from clearing broker		20,294
Secured demand notes		210,000
Total Assets	$	255,293

Liabilities and Shareholders' Equity

Liabilities		
Payables to customers	$	1,674
Subordinated debt		210,000
Total Liabilities		211,674
Shareholders' Equity		
Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding		325,000
Additional paid-in-capital		29,538
Retained earnings (deficit)		(310,919)
Total Shareholders' Equity		43,619
Total Liabilities and Shareholders' Equity	$	255,293

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Commission Income	$	160,702
Operating Expenses		
Commissions and floor brokerage expense		42,375
Employee compensation and benefits		2,985
Communication		8,998
Occupancy		7,465
Professional fees		31,056
Travel and promotion		43,865
Other operating expenses		23,740
Total Operating Expenses		160,484
Income from Operations		218
Provision for Income Tax		818
Net Loss	$	(600)

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2021

		Total
Balance - Beginning	$	210,000
Subordinated loan proceeds		--
Subordinated loan repayments		--
Balance - Ending	$	210,000

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Total Shareholders' Equity
Balance - Beginning	$ 325,000	$ 29,538	$ (310,319)	$ 44,219
Net Loss	--	--	(600)	(600)
Balance - Ending	$ 325,000	$ 29,538	$ (310,919)	$ 43,619

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:		
Net loss	$	(600)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Cash segregated under Federal and other regulations		10,005
Deposits with clearing broker		(5,131)
Receivable from clearing broker		12,867
Payables to customers		(150)
Net Cash From Operating Activities		16,991
Cash Flows from Investing Activities		--
Cash Flows from Financing Activities		--
Net Increase in Cash		16,991
Cash - Beginning of Year		3,045
Cash - End of Year	$	20,036
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	2,100
Income taxes paid	$	818

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

C.A. Botzum & Co. (the "Company") was founded in 1933 and incorporated in the State of California on April 20, 1961. The Company is a broker in securities registered with the Securities and Exchange Commission ("SEC"), under the Securities and Exchange Act of 1934 ("SEA"), as well as a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company engages in agency and riskless principle transactions in exchange-traded equity and debt securities and municipal bonds. The Company operates under SEA Rule 15c3-1 and SEA Rule 15c3-3 with a minimum net capital requirement of $250,000. The majority of the firm's net capital is provided by secured demand notes and secured debt (Note 6). The Company maintains a special reserve bank account segregated for the exclusive benefit of customers per SEA regulations (Note 3).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP")requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The Company has an agreement with and clears its trades with Axos Clearing LLC ("clearing broker"). Receivable from clearing broker consists of commissions receivable from the clearing broker, net of the related expense payable. No allowance for uncollectible accounts is recorded at December 31, 2021 based upon the Company's assessment of collectability.

The Company follows a five-step revenue recognition model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

The Company earns commissions on customer transactions in equity securities, debt securities and municipal bonds in accordance with the terms of its customer agreements. Commissions and floor brokerage expense represents associated amounts paid to the clearing broker for trade execution, clearing, settlement and other services, as set forth in its agreement. The Company recognizes commission income and commission expenses on a trade-date basis. The Company believes that its performance obligations are satisfied on the trade date, when the parties to the transaction have been identified, the terms agreed upon, and ownership has transferred to the purchaser.

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are fully depreciated at December 31, 2021 (Note 5).

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable (Note 7).

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains a special reserve bank account for the exclusive benefit of customers under SEA Rule 15c3-3. The bank account's balance was $4,963 as of December 31, 2021 and was included in Assets, Cash segregated under Federal and other regulations on the Statement of Financial Condition.

NOTE 4 – DUE FROM CLEARING BROKER

Pursuant to the clearing agreement with its Clearing Broker, the Company introduces its customers' securities transactions to its clearing broker on a fully disclosed basis and an omnibus basis. Fully disclosed Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2021, the Company had a receivable from its clearing broker of $20,294, of which $14,022 serves as the clearing deposit.

NOTE 5 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are summarized as follows:

		Useful Life
Furniture and fixtures	$ 13,415	7
Automobile	8,463	5
Total	21,878	
Less: accumulated depreciation	21,878	
Furniture and equipment, net	$ --	

There was no depreciation expense for the year ended December 31, 2021.

NOTE 6 – SECURED DEMAND NOTES AND SUBORDINATED DEBT

The Company has two secured demand notes and corresponding subordinated loan agreements with shareholders of the Company. The Company has a $185,000 secured demand note and subordinated loan agreement with Charles A. Botzum III that bears interest at 1% per annum and is due December 31, 2025. The Company has a second secured demand note and subordinated loan for $25,000 with William T. Botzum that bears interest at 1% per annum and is due December 31, 2023. $2,100 of interest was paid on the subordinated debt for the year ended December 31, 2021 and is included on the Statement of Operations under Operating expenses, Other operating expenses. There was no outstanding interest due as of December 31, 2021 and no principal payments were made during the year ended December 31, 2021.

NOTE 6 – SECURED DEMAND NOTES AND SUBORDINATED DEBT(CONTINUED)

The secured demand notes of $185,000 and $25,000 are collateralized by $201,798 and $39,889, respectively, in stocks, municipal bonds, and money market funds, which are valued at $191,270 and $34,083, respectively, net of haircuts at December 31, 2021.

The secured demand notes and subordinated debt are covered in equity agreements approved by FINRA and are available in computing net capital under SEC rules. The lenders irrevocably agree that the obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to the prior payment or provision for payment in full of all claims of all other creditors of the Company whose claims are not similarly subordinated.

NOTE 7 – INCOME TAXES

The provision for income tax is composed of the following:

	Current
Federal	$ --
State	818
Total expense	$ 818

There was no deferred tax asset or liability balance as of December 31, 2021 for current or deferred income taxes. The Company has available unused net operating losses which may be applied against future taxable income resulting in a deferred tax asset, however, a 100% allowance has been placed against the asset as of December 31, 2021 since management has determined there is not a 50% probability the asset will be realized.

In accordance with *ASC 740, Income Taxes*, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of December 31, 2021.

The Company files Federal and state income returns. The statute of limitations for these jurisdictions is generally three to four years. The Company had no returns under examination as of December 31, 2021.

NOTE 8 -RELATED PARTY TRANSACTIONS

The Company has two secured demand notes and subordinated loan agreements with its shareholders (Note 6).

The Company operates its office location out of the home of one of its shareholders. For the year ended December 31, 2021, the Company paid the shareholder $7,465, reported on the statement of operations under Operating Expenses, Occupancy. There is no formal rent agreement between the shareholder and the Company. It is possible that the terms of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is a registered broker and, accordingly, is subject to the SEA Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $253,619 which exceeded required net capital of $250,000 by $3,619. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 on December 31, 2021, which was less than the maximum ratio of 15 to 1.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

C.A. BOTZUM & CO.

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO SEA RULE 15c3-1

AS OF DECEMBER 31, 2021

There is no material difference between the following net capital computation and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5, Part II report dated December 31, 2021.

Computation of Net Capital

Common stock	$	325,000		
Additional paid-in capital		29,538		
Retained earnings (deficit)		(310,919)		
Total Shareholders' Equity, per Statement of Financial Condition			$	43,619
Plus: Subordinated debt				210,000
Net Capital				253,619
Aggregate indebtedness liabilities	$	1,674		
Less: adjustment based on deposits in special reserve account		(4,963)		
Net aggregate indebetedness	$	(3,289)		
Computation of basic net capital requirement				
Minimum net capital requirement:				
6 2/3 percent of net aggregate indebtedness	$	-		
or minimum dollar net capital requirement		250,000		
Net Capital required (greater of above)				250,000
Excess Net Capital			$	3,619
Ratio of Net Aggregate Indebtedness to Net Capital				0:1

See report of independent registered public accounting firm

C.A. BOTZUM & CO.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3

AS OF DECEMBER 31, 2021

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	1,674
Total credits	$	1,674
Debit Balances		
	$	--
Total debits	$	--
Reserve Computation		
Excess of total credits over total debits	$	1,674
Monthly 105% calculations	$	1,757
Amount held on deposit in reserve account at December 31, 2021	$	4,963
Frequency of calculations: monthly		

There are no differences between the calculations shown here and the most recently filed FOCUS Form X-17A-5 Part II

C.A. BOTZUM & CO.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

AS OF DECEMBER 31, 2021

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of SEA Rule 15c3-3.

See report of independent registered public accounting firm

C. A. Botzum & Co.
Report on Compliance Provisions
Pursuant to 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholders of C. A. Botzum & Co.:

We have examined C. A. Botzum & Co.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) C. A. Botzum & Co.'s has established and maintained internal control over compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) The Company's internal control over compliance was effective during the year ending December 31, 2021, with the exception that its required FOCUS filings for November and December were late. This was due to an illness with its officer who prepares the filings.; (3) C. A. Botzum & Co.'s internal control over compliance was effective as of December 31, 2021, with the exception that its required FOCUS filing for January 2022, was late. This was due to an illness with its officer who prepares the filings.; (4) C. A. Botzum & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the year ended December 31, 2021; and (5) the information used to state that C. A. Botzum & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from C. A. Botzum & Co.'s books and records. C. A. Botzum & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing C. A. Botzum & Co. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of C. A. Botzum & Co. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on C. A. Botzum & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether C. A. Botzum & Co.'s internal control over compliance was effective as of and during the year ended December 31, 2021; C. A. Botzum & Co. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from C. A. Botzum & Co.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating C. A. Botzum & Co.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from C. A. Botzum & Co.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C. A. Botzum & Co.'s statements referred to above are fairly stated, in all material respects.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.
We have served as the Company's auditor since 2018.
Northridge, California
April 11, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com